One Corporate Center                                    GAMCO Investors, Inc.
Rye, NY 10580-1422
Tel. (914) 921-5088
Fax  (914) 921-5392
http://www.gabelli.com

March 27, 2012

VIA EDGAR AND EMAIL

Suzanne Hayes
Celia Soehner
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           GAMCO Investors, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 19, 2012
File No. 001-14761

Dear Ms. Hayes and Ms. Soehner:

On behalf of GAMCO Investors, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 26, 2012 (the “Comment Letter”) regarding the Preliminary Proxy Statement on Schedule 14A filed by the Company on March 19, 2012 (the “Preliminary Proxy Statement”).  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  To facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

The Company is filing, via EDGAR submission, Amendment No. 1 to the Preliminary Proxy Statement concurrently with the submission of this response letter. This filing reflects revisions made to the Preliminary Proxy Statement in response to comments of the Staff and the updating of other information.

Proposal 3:  Vote on Board Consideration of Reclassification of Class B Stock, page 5

Reclassification of Class B Stock

1.
Prior to a reclassification and conversion, the Class B shareholders represent 74 percent of the outstanding common stock and 96 percent of the total voting power on a combined basis. Please disclose the percentage of common stock and voting power that the Class B shareholders will hold if the Class B shares are reclassified and converted using a conversion ratio of 1.15 and 1.25.

Response:  In response to the Staff’s comment, the Company has amended page 6 of the Preliminary Proxy Statement to add the following disclosure after the first paragraph under the heading “Reclassification of Class B Stock”:

“If the Class B Stock had been converted into Class A Stock on March 1, 2012, using a conversion ratio of 1.15 and 1.25 shares of Class A Stock for Class B Stock, then the Class B shareholders (with GGCP and Mr. Gabelli owning 99.4% of the Class B Stock) would collectively own 77% and 79%, respectively, of the Company’s outstanding stock and voting power. ”

2.	To the extent that you have considered alternative procedures for eliminating the dual class structure, please identify these alternatives.

Response:  In response to the Staff’s comment, the Company has amended page 6 of the Preliminary Proxy Statement to add the following disclosure after the second paragraph under the heading “Reclassification of Class B Stock”:

“Except for the advisory proposals previously voted on by the shareholders as described below, the Board has not considered any procedures for eliminating the Company’s dual class structure.”

*          *          *

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter, also signed by me, with respect to certain matters.

If you have any questions or require any further information with regard to the foregoing, please in the first instance contact the undersigned by phone at (914) 921-5088.

            Very truly yours,

                        By: /s/ Robert S. Zuccaro
                         Robert S. Zuccaro

cc:           Thomas J. Hearity (GAMCO Investors, Inc.)
Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)